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SEC FILE NUMBER
8- 29657

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/2006___ AND ENDING__12/31/2006__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Professional Investment Services Inc**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

____800 Main Place-Suite 301_____
(No. and Street)

__Winfield_____Kansas_____67156_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Don H. Ehling_____620-221-9570_____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED

MAR 1 1 2008

THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bassford, Kent Randall
(Name – if individual, state last, first, middle name)

800 Main   Winfield, Kansas 67156
(Address)   (City)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 8 2008
05 BRANCH OF REGISTRATIONS AND EXAMINATIONS

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

3/7/08

OATH OR AFFIRMATION

I, _____Don H. Ehling_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Professional Investment Services, Inc._____ , as of _____December 31_____ , 20__06___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KENT R. BASSFORD
CERTIFIED PUBLIC ACCOUNTANT
800 Main Place
Winfield, Kansas 67156
(620) 221-6241

March 27, 2007

Professional Investment Services, Inc.
800 Main Place
Winfield, Kansas 67156

I have audited the statement of financial condition of Professional Investment Services, Inc. (an "S" Corporation) as of December 31, 2006, and the related statements of income, changes in stockholders equity and cash flows for the year then ended. My examination was made in accordance with generally accepted auditing standards and accordingly included such tests of the accounting records and such other auditing procedures, as I considered necessary in the circumstances.

In my opinion, the financial statements examined by me present fairly the financial position of Professional Investment Services, Inc. at December 31, 2006, the result of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles. There are no liabilities subordinated to claims of general creditors.

Also, I have examined the supplementary schedules and in my opinion, they present fairly the information included therein in conformity with rules of the Securities and Exchange Commission.

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

Kent R. Bassford
Certified Public Accountant

PROFESSIONAL INVESTMENT SERVICES, INC.

REPORT ON FINANCIAL STATEMENTS

December 31, 2006

Prepared By
KENT BASSFORD
Certified Public Accountant
Winfield, Kansas

FORM X-17A-5	# FOCUS REPORT (Financial and Operational Combined Uniform Single Report) INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic ⊙   Alternate ○ [0011]

Name of Broker Dealer: PROFESSIONAL INVESTMENT SERVIC
                                                              [0013]   SEC File Number: 8- 29657
Address of Principal Place of   800 MAIN PLACE   [0014]
Business: [0020]

                          WINFIELD   KS ——— 67156   Firm ID: ___ 13703
                          [0021] [0022]   [0015]
                                            [0023]

For Period Beginning 01/01/2006   And Ending 12/31/2006
                      [0024]   [0025]

Name and telephone number of person to contact in regard to this report:

Name: ___ DON H. EHLING, PRESIDENT Phone: ___ 316 221-9570
            [0030]   [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: _____ Phone: _____
            [0032]   [0033]

Name: _____ Phone: _____
            [0034]   [0035]

Name: _____ Phone: _____
            [0036]   [0037]

Name: _____ Phone: _____
            [0038]   [0039]

Does respondent carry its own customer accounts?   Yes ○ [0040]   No ⊙ [0041]

Check here if respondent is filing an audited report   ☒ [0042]

ASSETS

Consolidated ⌒ [0198]   Unconsolidated ⊙ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	6,121 [0200]		6,121 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	30,149 [0295]		
	B. Other	9,281 [0300]	[0550]	39,430 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	[0424]		
	E. Spot commodities	[0430]		0 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost	[0130]		
	B. At estimated fair value	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities	[0150]		
	B. Other securities	[0160]		
7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]

A. Exempted securities

_____ [0170]

B. Other securities

_____ [0180]

8. Memberships in exchanges:

A. Owned, at market

_____ [0190]

B. Owned, at cost

_____ [0650]

C. Contributed for use of the company, at market value

_____ [0660]   _____ 0 [0900]

9. Investment in and receivables from affiliates, subsidiaries and associated partnerships

_____ [0480]   _____ [0670]   _____ 0 [0910]

10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization

_____ [0490]   _____ 3,355 [0680]   _____ 3,355 [0920]

11. Other assets

_____ [0535]   _____ 1,252 [0735]   _____ 1,252 [0930]

12. TOTAL ASSETS

_____ 45,551 [0540]   _____ 4,607 [0740]   _____ 50,158 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	0 [1560]
B. Other	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	23,522 [1205]	[1385]	23,522 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]

19. A.
    1. from outsiders

[0970]

    2. Includes equity subordination (15c3-1(d)) of

[0980]

B. Securities borrowings, at market value:		[1410]	0 [1720]

from outsiders

[0990]

C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]

    1. from outsiders

[1000]

    2. Includes equity

subordination
(15c3-1(d)) of

_____ [1010]

	D.	Exchange memberships contributed for use of company, at market value			0
				[1430]	[1740]
	E.	Accounts and other borrowings not qualified for net capital purposes			0
			[1220]	[1440]	[1750]
20.		TOTAL LIABLITIES	23,522	0	23,522
			[1230]	[1450]	[1760]

Ownership Equity

		Total
21.	Sole proprietorship	[1770]
22.	Partnership (limited partners _____ [1020])	[1780]
23.	Corporations:	
	A. Preferred stock	[1791]
	B. Common stock	29,140 [1792]
	C. Additional paid-in capital	21,253 [1793]
	D. Retained earnings	-23,757 [1794]
	E. Total	26,636 [1795]
	F. Less capital stock in treasury	[1796]
24.	TOTAL OWNERSHIP EQUITY	26,636 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	50,158 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning _01/01/2006_   Period Ending _12/31/2006_   Number of months ___12___
       [3932]   [3933]   [3931]

REVENUE

1. Commissions:

   a. Commissions on transactions in exchange listed equity securities executed on an exchange   264 [3935]

   b. Commissions on listed option transactions   [3938]

   c. All other securities commissions   53,516 [3939]

   d. Total securities commissions   53,780 [3940]

2. Gains or losses on firm securities trading accounts

   a. From market making in options on a national securities exchange   [3945]

   b. From all other trading   [3949]

   c. Total gain (loss)   0 [3950]

3. Gains or losses on firm securities investment accounts   [3952]

4. Profit (loss) from underwriting and selling groups   [3955]

5. Revenue from sale of investment company shares   120,698 [3970]

6. Commodities revenue   [3990]

7. Fees for account supervision, investment advisory and administrative services   [3975]

8. Other revenue   11,642 [3995]

9. Total revenue   186,120 [4030]

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers   [4120]

11. Other employee compensation and benefits   6,043 [4115]

12. Commissions paid to other broker-dealers   125,340 [4140]

13. Interest expense   [4075]

   a. Includes interest on accounts subject to subordination agreements   [4070]

14. Regulatory fees and expenses   2,018 [4195]

15. Other expenses   53,147 [4100]

16. Total expenses   186,548 [4200]

NET INCOME

    -428

17. Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)   [4210]

18. Provision for Federal Income taxes (for parent only)   [4220]

19. Equity in earnings (losses) of unconsolidated subsidiaries not included above   [4222]

        a.   **After Federal income taxes of**   [4238]

20. Extraordinary gains (losses)   [4224]

        a.   **After Federal income taxes of**   [4239]

21. Cumulative effect of changes in accounting principles   [4225]

22. Net income (loss) after Federal income taxes and extraordinary items   -428 [4230]

MONTHLY INCOME

23. Income (current monthly only) before provision for Federal income taxes and extraordinary items   [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

    A. (k)   ☐ [4550]
        (1)--Limited business (mutual funds and/or variable annuities only)

    B. (k)   ☐ [4560]
        (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained

    C. (k)   ☑ [4570]
        (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8- 45123 [4335A]	SOUTHWEST SECURITIES, INC. [4335A2]	All [4335B]
8- _____ [4335C]	_____ [4335C2]	_____ [4335D]
8- _____ [4335E]	_____ [4335E2]	_____ [4335F]
8- _____ [4335G]	_____ [4335G2]	_____ [4335H]
8- _____ [4335I]	_____ [4335I2]	_____ [4335J]

    D. (k)   ☐ [4580]
        (3)--Exempted by order of the Commission

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition

26,636
[3480]

2. Deduct ownership equity not allowable for Net Capital

[3490]

3. Total ownership equity qualified for Net Capital

26,636
[3500]

4. Add:

    A. Liabilities subordinated to claims of general creditors allowable in computation of net capital

0
[3520]

    B. Other (deductions) or allowable credits (List)

[3525A]	[3525B]
[3525C]	[3525D]
[3525E]	[3525F]

0
[3525]

5. Total capital and allowable subordinated liabilities

26,636
[3530]

6. Deductions and/or charges:

    A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)

4,607
[3540]

    B. Secured demand note deficiency

[3590]

    C. Commodity futures contracts and spot commodities - proprietary capital charges

[3600]

    D. Other deductions and/or charges

[3610]

-4,607
[3620]

7. Other additions and/or credits (List)

[3630A]	[3630B]
[3630C]	[3630D]
[3630E]	[3630F]

0
[3630]

8. Net capital before haircuts on securities positions

22,029
[3640]

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):

    A. Contractual securities commitments

[3660]

    B. Subordinated securities borrowings

[3670]

    C. Trading and investment securities:

        1. Exempted securities

[3735]

        2. Debt securities

		[3733]	
3.	Options	[3730]	
4.	Other securities	[3734]	
D.	Undue Concentration	[3650]	
E.	Other (List)		

[3736A]	[3736B]
[3736C]	[3736D]
[3736E]	[3736F]
	0
	[3736]

	0
	[3740]

10. Net Capital

	22,029
	[3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)

	1,568
	[3756]

12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)

	5,000
	[3758]

13. Net capital requirement (greater of line 11 or 12)

	5,000
	[3760]

14. Excess net capital (line 10 less 13)

	17,029
	[3770]

15. Excess net capital at 1000% (line 10 less 10% of line 19)

	19,676
	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition

	23,522
	[3790]

17. Add:

A.	Drafts for immediate credit	[3800]
B.	Market value of securities borrowed for which no equivalent value is paid or credited	[3810]
C.	Other unrecorded amounts (List)	

[3820A]	[3820B]
[3820C]	[3820D]
[3820E]	[3820F]
	0

	0

		[3820]		[3830]
19.	Total aggregate indebtedness			23,522
				[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)		%	107
				[3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%	0
			[3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]

TOTAL $ _____ 0

[4699]

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			27,064 [4240]
	A.	Net income (loss)		-428 [4250]
	B.	Additions (includes non-conforming capital of	[4262])	[4260]
	C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)			26,636 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		[4300]
	A.	Increases	[4310]
	B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)		0 [4330]

PROFESSIONAL INVESTMENT SERVICES, INC.
STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES

Operations (Loss)	$	(428)
Add Items Not Requiring Cash Outlay Depreciation		962
Net (Increase) Decrease in Other Assets		(410)
Net (Increase) Decrease in Receivables		2,813
Net Increase (Decrease) in Accounts Payable		(12,751)
Net Cash Provided/(Used) by Operations	$	(9,814)

CASH FLOWS FROM INVESTING ACTIVITIES

Purchased Equipment	$	(617)

CASH FLOWS FROM FINANCING ACTIVITIES

Paid in Capital	$	-

NET INCREASE/ (DECREASE) IN CASH	$	(10,431)
CASH AT BEGINNING OF YEAR		16,552
CASH AT END OF YEAR	$	6,121

NOTE:

Total interest paid during the fiscal year ending December 31, 2006 was $0. The corporation is an "S" Corporation and pays no income taxes.

The accompanying notes to Financial Statements are an integral part of this statement.

PROFESSIONAL INVESTMENT SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
For The Year Ended December 31, 2006

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed by the company are as follows:

Operations- The company was formed September 23, 1983 and was operated as a sole proprietorship until the entity was incorporated as of October 1, 1984. The company is a non-clearing broker and as such does not handle any customer securities. All customer transactions are handled by Southwest Securities, Inc.

Accounting- The company maintains its books on a modified accrual method of accounting.

Cash & Cash equivalents consist of all savings accounts and checking accounts owned by Professional Investment Services, Inc.

2. CASH

Cash consists of the following:

Petty Cash	$	25
Cash in Bank		6,096
	$	6,121

3. RECEIVABLES

Receivables as of December 31, 2006 consist of the following:

Accounts Receivable	$	39,430
Accounts Receivable from Non-customers		-
	$	39,430

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	Cost	Accumulated Depreciation	Book Value
Office Furniture and Equipment	$ 83,193	$ 81,284	$ 1,909
Leasehold Improv.	2,584	1,138	1,446
	$ 85,777	$ 82,422	$ 3,355

4. PROPERTY AND EQUIPMENT (Cont.)

The equipment is being depreciated under Various Methods using a 5 year life. Leasehold improvements are being amortized over 40 years using the straight-line method. Depreciation expense for the fiscal year ended December 31, 2006 was $962.00.

5. INCOME TAXES

Professional Investment Services, Inc. has elected to be taxed as a sub-chapter S corporation, therefore, no income taxes are accrued on the corporation since any liability for income taxes will be the liability of the stockholders.

6. ACCOUNTS PAYABLE

Accounts payable and accrued liabilities consist of the following:

Account Payable-Trade	$ 23,522

7. RECONCILIATION WITH QUARTERLY REPORTS

	Income	Owners Equity
As shown on quarterly Reports	$ (428)	$ 26,491
Prior Period Adjustment	-	145
As shown per Audit	$ (428)	$ 26,636

8. COMPENSATED ABSENCES PAYABLE

The amount of compensated absences payable cannot be reasonably estimated.

9. COMMON STOCK

100,000 shares common stock authorized with a par value of $1.00. 29,140 shares are issued and outstanding.

10. ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates by management.

11. FAIR MARKET VALUE DISCLOSURE

Accounts receivable and accounts payable account balances as of 12-31-06 approximate fair market value.

KENT R. BASSFORD
Certified Public Accountant

AUDIT FINDINGS

As requested in previous audits, Mr. Ehling now prepares a four column proof of cash on a monthly basis in which he can reconcile deposits and checks as well as the beginning and ending cash balances. He is doing a good job of making certain that the reconciliations are in agreement with cash balances shown I on his monthly trial balance.

Mr. Ehling is still issuing checks out of sequence. This is happening because he is not using pre-printed checks. I have discussed the matter with Mr. Ehling and he has assured me that he has ordered the pre-printed checks and will start using them as soon as they are received.

Mr. Ehling could do a better job in filing his quarterly reports. He sometimes files the reports before he has completed his monthly accounting procedures. I was unable to reconcile the fourth quarter report to the final audited loss of $428.

Sincerely,

Kent R. Bassford, CPA

KENT R. BASSFORD
CERTIFIED PUBLIC ACCOUNTANT
800 Main Place
Winfield, Kansas 67156
(620) 221-6241

March 27, 2007

Professional Investment Services, inc.
800 Main Place
Winfield, KS 67156

In planning and performing our audit of the financial statements of Professional Investment Services (PIS) for the year ended December 31, 2006 (on which we issued our report dated March 27, 2007), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16: (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e), including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB"); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of diffrences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3; and (5) in making the daily computations of the segregation requirements of Section 4d(2) and Regualtion 30.7 under the Commodity Exchange Act.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Futures Trading Commission's (the "Commissions") above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1/16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures my deteriorate.

Our consideration of the Company's internal control would not necesssarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activiites for safeguarding securities, that we consider to be material weaknessess as defined above.

We understand that practices and prcedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their pukrposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regualtions, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commissions' objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the National Association of Securities Dealers, Inc., the Commodity Futures Trading Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Kent Bassford, CPA

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